File No. 812-[ ]

As filed with the U.S. Securities and Exchange Commission on November 25, 2024

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940,

AS AMENDED (“ACT”), FOR AN ORDER OF EXEMPTION FROM SECTIONS 2(a)(32), 18(f)(1),

18(i), 22(d) AND 22(e) OF THE ACT AND RULE 22c-1 UNDER THE ACT AND PURSUANT TO

SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN ORDER OF EXEMPTION FROM SECTIONS 17(a)(1)

AND 17(a)(2) OF THE ACT

J.P. MORGAN INVESTMENT MANAGEMENT INC.

JPMORGAN TRUST I

JPMORGAN TRUST II

JPMORGAN TRUST IV

J.P. MORGAN EXCHANGE-TRADED FUND TRUST

J.P. MORGAN FLEMING MUTUAL FUND GROUP, INC.

J.P. MORGAN MUTUAL FUND INVESTMENT TRUST

UNDISCOVERED MANAGERS FUNDS

277 Park Avenue

New York, New York 10172

Please direct all communications regarding this Application to:

Gregory S. Samuels, Esq.

c/o J.P. Morgan Investment Management Inc.

277 Park Avenue

New York, New York 10172

With copies to:

Dalia O. Blass, Esq.

Sullivan & Cromwell LLP

1700 New York Avenue, NW, Suite 700

Washington, DC. 20006-5215

This Application (including Exhibits) contains 32 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:	)	APPLICATION PURSUANT TO SECTION
J.P. MORGAN INVESTMENT MANAGEMENT INC.	)	6(c) OF THE INVESTMENT COMPANY
JPMORGAN TRUST I	)	ACT OF 1940, AS AMENDED (“ACT”), FOR
JPMORGAN TRUST II	)	AN ORDER OF EXEMPTION FROM
JPMORGAN TRUST IV	)	SECTIONS 2(a)(32), 18(f)(1), 18(i), 22(d)
J.P. MORGAN EXCHANGE-TRADED FUND TRUST	)	AND 22(e) OF THE ACT AND RULE 22c-1
J.P. MORGAN FLEMING MUTUAL FUND GROUP, INC.	)	UNDER THE ACT AND PURSUANT TO
J.P. MORGAN MUTUAL FUND INVESTMENT TRUST	)	SECTIONS 6(c) AND 17(b) OF THE ACT
UNDISCOVERED MANAGERS FUNDS	)	FOR AN ORDER OF EXEMPTION FROM
	)	SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT
277 Park Avenue
New York, New York 10172

I.	SUMMARY OF RELIEF

JPMorgan Trust I, JPMorgan Trust II, JPMorgan Trust IV, J.P. Morgan Exchange-Traded Fund Trust, J.P. Morgan Fleming Mutual Fund Group, Inc., J.P. Morgan Mutual Fund Investment Trust and Undiscovered Managers Funds (each, along with each series thereof, an “Initial Fund” and collectively, the “Initial Funds”) and J.P. Morgan Investment Management Inc. (the “Adviser”)1 (the Initial Funds and Adviser together are “Applicants”) hereby file this application (the “Application”) for an order (“Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.2,3

Applicants request an Order that would permit (i) each Initial Fund that is an open-end management investment company as defined in Section 5(a)(1) of the Act (a “Mutual Fund”), to offer a class of exchange-traded shares (each such class, an “ETF Class,” and such shares, “ETF Shares”) in addition to classes of mutual fund shares (each such class, a “Mutual Fund Class,” and such shares, “Mutual Fund Shares”) and (ii) each Initial Fund that is an open-end management investment company that operates pursuant to Rule 6c-11 under the Act (“ETF”) to offer a Mutual Fund Class in addition to an ETF Class (the ETF Class and ETF Shares together with the Mutual Fund Class and Mutual Fund Shares, the “Hybrid Structure”). Applicants request that the Order apply not only to the Initial Funds, including their existing series, but also to any future series of the Initial Funds that offer or seek to offer ETF Shares or Mutual Fund Shares, as applicable, as well as any future open-end management investment companies or series thereof that are registered under the Act and advised by the Adviser (each a “Future Fund,” and together, the “Future Funds”), subject to the limitations described below. The Initial Funds and Future Funds together are referred to herein as the “Funds.” Each Fund would offer, or have the ability to offer, an ETF Class and Mutual Fund Classes. The Order would provide the Funds with two categories of relief: 1) the relief necessary to permit standard ETF operations consistent with Rule 6c-11 under the Act in order for the Funds to offer or continue to offer an ETF class (“ETF Operational Relief”) and 2) the relief necessary to offer an ETF class (the “ETF Class Relief”) and a Mutual

[1]

The term “Adviser” includes (i) J.P. Morgan Investment Management Inc., and (ii) any entity controlling, controlled by or under common control with, J.P. Morgan Investment Management Inc. or its successors. For the purposes of the requested order, a “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

[2]

Applicants do not believe that an exemption from Section 5(a)(1) of the Act is necessary as all Funds are open-end management investment companies with outstanding redeemable securities (the Mutual Fund Shares or ETF Shares, as defined below). See Vanguard Orders, infra notes 9, 14-16.

[3]	All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Application.

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Fund Class (the “Mutual Fund Class Relief,” together with the ETF Class Relief, the “Share Class Relief”).4 In addition, the Order would provide Applicants with relief necessary to allow certain affiliates of the Funds and JPM ETFs (as defined below), including those who are affiliated other than solely because of holding 5% or more of the shares of a Fund or JPM ETF or of any investment company that is affiliated with the Fund or JPM ETF (the “JPM AP”), to create and redeem creation units of the Funds and JPM ETFs as an “Authorized Participant,” as defined in Rule 6c-11(a)(1) (the “Section 17 Relief”).

Pursuant to the ETF Operational Relief, the Order would permit: (i) ETF Shares of the Funds to be listed on a national securities exchange (“Exchange”), as defined in Rule 6c-11, and traded at market-determined prices; (ii) ETF Shares to be issued and redeemed in “Creation Units,” as defined in Rule 6c-11; (iii) certain affiliated persons of a Fund to purchase Creation Units with (or redeem Creation Units for) “Baskets,” as defined in Rule 6c-11; and (iv) certain Funds that include foreign investments in their Baskets to pay redemption proceeds more than seven calendar days after ETF Shares are tendered for redemption. As described below, the ETF Operational Relief would provide the Funds with the same relief as contained in Rule 6c-11, subject to the same conditions contained in Rule 6c-11.5

Applicants also request that the Order permit a Fund to offer both an ETF Class and Mutual Fund Classes. The Hybrid Structure would be in compliance with Rule 18f-3 under the Act, except as described below.

II.	APPLICANTS

a.	The Funds

Each of JPMorgan Trust I, JPMorgan Trust II, JPMorgan Trust IV and J.P. Morgan Exchange-Traded Fund Trust is organized as a statutory trust under the laws of Delaware. J.P. Morgan Fleming Mutual Fund Group, Inc. is organized as a corporation under the laws of Maryland. Each of J.P. Morgan Mutual Fund Investment Trust and Undiscovered Managers Funds is organized as a business trust under the laws of Massachusetts. The Initial Funds are registered with the Commission as open-end management investment companies under the Act. The offerings of the shares of the separate series of each Initial Fund are also registered under the Securities Act of 1933, as amended (“Securities Act”).

The Initial Funds are separate investment portfolios and pursue distinct investment objectives and strategies. However, each Initial Fund and any Future Fund is either an equity fund6 which invests in a portfolio of equity securities, a multi-asset fund which invests in a portfolio of equity and fixed income securities, or a fixed income fund which transacts primarily in fixed income securities on an in-kind basis, in each case, that comprises at least 80% of its portfolio.7 Funds will be chosen where the Adviser believes the Hybrid Structure is in the best interest of the ETF Class and Mutual Fund Classes individually, and the Fund as a whole. The investor base for the Initial Funds reflects a variety of shareholder types, including direct retail investors, retail investors accessing the markets through financial intermediaries such as investment advisers, broker-dealers and employer-sponsored retirement plans (“Financial Intermediaries”), and institutional investors.

b.	The Adviser

The Adviser is a Delaware corporation with its principal place of business in New York, New York. The Adviser is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser currently serves as the investment adviser to various ETFs that operate in accordance with Rule 6c-11 (the “JPM ETFs”). The Adviser will serve as investment

[4]

Concurrently with this request for ETF Operational Relief and Share Class Relief for the Funds (as defined above), the Adviser has filed an application for ETF Operational Relief and Share Class Relief for certain open-end management companies or series thereof that are registered under the Act and advised by the Adviser and that shall create and redeem ETF Shares using cash Baskets (as defined below). Applicants believe that the Commission’s concerns with respect to multi-class structures could benefit from differentiated solutions.

[5]	The Funds may rely on Rule 12d1-4 under the Act and, as a result, do not require funds of funds relief.

[6]	This includes U.S., international, global and emerging market large-cap, mid-cap and small-cap securities.

[7]	See 12 C.F.R. § 270.35d-1.

Page 3 of 32 sequentially numbered pages (including exhibits)

adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to the Funds (“Subadvisers”). Any Subadviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act. The Adviser, or Subadviser to the extent utilized by a Fund, will provide services to each Fund pursuant to an investment advisory agreement with the Fund. Under the investment advisory agreement, subject to the supervision and direction of the Fund’s board of trustees or board of directors, as applicable (the “Board”),8 the Adviser, or Subadviser to the extent utilized by a Fund, will manage the Fund’s portfolio in accordance with the Fund’s investment objective and policies, make investment decisions for the Fund, place orders to purchase and sell securities, and employ professional portfolio managers and securities analysts who provide research services to the Fund.

III.	BACKGROUND

Between 1985 and 1995, the Commission issued approximately 200 exemptive orders allowing funds to issue multiple classes of shares representing interests in the same portfolio. In 1995, the Commission adopted Rule 18f-3 under the Act to permit funds to issue multiple classes of shares without the need to seek exemptions from the Commission. Rule 18f-3 requires certain differences in the expenses, rights, and obligations of different classes, permits certain other differences among classes, specifies the matters on which class voting is required, and prescribes how income and expenses must be allocated. Rule 18f-3 also emphasizes the responsibilities of the board of directors to establish and monitor allocation and other procedures in the best interest of each class and of the fund as a whole. Finally, Rule 18f-3 permits, but does not require, different classes to have different exchange privileges and conversion rights.

In 2000, the Commission granted an exemptive order to The Vanguard Group, Inc. (“Vanguard”) to permit certain of its open-end management investment companies tracking domestic equity indexes and offering mutual fund classes to add an exchange-traded class.9 At the time, there were only 80 ETFs with about $66 billion in combined assets.10 When ETFs were first approved by the Commission in 1996,11 a time when the Commission had overseen little activity with respect to ETFs, the Commission viewed the Hybrid Structure as perhaps having classes of shares with different redeemability rights.12 That said, it was acknowledged that this difference would not lead to any of the abuses Section 18 was designed to address.13 In 2003, the Commission granted Vanguard a second order, amending the Initial VGI Order to expand the relief to cover additional domestic equity index funds.14 Also in 2003, the Commission granted Vanguard a third exemptive order, which permitted its international equity index funds with mutual fund classes to add an exchange-traded class.15 Finally, in 2007, the Commission granted Vanguard a fourth exemptive order to permit its bond index funds with mutual fund classes to add an exchange-traded class.16 Relying on these four exemptive orders (collectively, the “Vanguard Orders”), Vanguard has become one of the major

[8]	References to the “Board” include designated Board committees.

[9]

Vanguard Index Funds, Investment Company Act Release Nos. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order) (“Initial VGI Order”). The Commission itself, as opposed to the Commission staff acting under delegated authority, issued the Initial VGI Order, determining that the relief requested was appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. In the process of granting the order, the Commission also considered and denied a hearing request on the original application, as reflected in the final Commission order.

[10]

Actively Managed Exchange-Traded Funds, Investment Company Act Release No. 25258 (Nov. 8, 2001) (“ETF Concept Release”). During the year 2000, the number of ETFs increased from 30 to 80 and assets nearly doubled from $34 billion to $66 billion.

[11]	The CountryBaskets Index Fund, Inc., et al., Investment Company Act Release Nos. 21736 (Feb. 6, 1996) (notice) and 21802 (Mar. 5, 1996) (order).

[12]	In the Matter of the Application of Vanguard Index Funds, The Vanguard Group, Inc., and Vanguard Marketing Corporation, File No. 812-12094 (July 12, 2000) at 42.

[13]	Id. at 47.

[14]	The Vanguard Group, Inc., Investment Company Act Release Nos. 26282 (Dec. 2, 2003) (notice) and 26317 (Dec. 30, 2003) (order).

[15]	Vanguard International Equity Index Funds, Investment Company Act Release Nos. 26246 (Nov. 3, 2003) (notice) and 26281 (Dec. 1, 2003) (order).

[16]	Vanguard Bond Index Funds, Investment Company Act Release Nos. 27750 (Mar. 9, 2007) (notice) and 27773 (Apr. 2, 2007) (order).

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sponsors of index-based ETFs, with more than $2.5 trillion in assets invested through exchange-traded classes, representing over 28% of all ETF assets in the United States.17

In 2019, when the Commission adopted Rule 6c-11 under the Act to codify the exemptive relief necessary for standard ETF operations, it stated that an ETF cannot rely on Rule 18f-3 to operate as a share class within a fund because the rights and obligations of the ETF shareholders would differ from those of investors in the fund’s mutual fund share classes.18 It also declined to include relief from sections 18(f)(1) and 18(i) of the Act, explaining that ETF class relief raises policy considerations that are different from those that the Commission sought to address inRule 6c-11. However, the Commission acknowledged that levelling the ETF playing field was a goal of Rule 6c-11 and concluded that ETF share classes should request relief through the exemptive applications process so that the Commission may assess all relevant policy considerations in the context of the facts and circumstances of particular applicants.19

IV.	COMMISSION CONCERNS WITH ETF CLASSES

When adopting Rule 6c-11, the Commission noted that the rights and obligations of shareholders of a fund’s ETF class would differ from those of investors in the fund’s mutual fund classes. For example, the ETF class shares would be redeemable only in creation units, while the mutual fund shares would be individually redeemable. Similarly, ETF class shares would be tradeable on secondary markets whereas mutual fund share classes would not be traded. The Commission also noted that an ETF class that transacts with Authorized Participants on an in-kind basis and a mutual fund class that transacts with shareholders on a cash basis may give rise to differing costs to the fund’s portfolio. As a result, although certain costs may result from transactions by or through one class, all shareholders would generally bear them.20

As described further below, Applicants do not believe that the differences in class rights contemplated by the Hybrid Structure are material or implicate the concerns at which Section 18 is directed. However, the Adviser and the Board appreciate the Commission’s concerns in the Adopting Release, and have therefore proposed conditions to the relief aimed at mitigating these concerns and that will ensure that the Adviser and the Board focus on these issues on an initial and ongoing basis. Applicants also will include appropriate disclosure in each Fund’s registration statement regarding the unique characteristics of, and any risks associated with, the Hybrid Structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in all classes. Accordingly, investors will be able to make an informed investment decision when investing in a Fund with Mutual Fund Classes and an ETF Class.

Applicants address each of the Commission’s concerns below.

a.	Cash Transactions and Portfolio Implications

The Commission noted that when an ETF class transacts in-kind and a mutual fund class transacts on a cash basis, the cash flows could negatively impact a fund’s portfolio, generating costs that shareholders of all classes would share. The Commission identified three categories of costs in particular: (i) brokerage and other costs associated with buying and selling portfolio securities in response to mutual fund share class inflows and outflows; (ii) cash drag associated with holding the cash necessary to satisfy mutual fund share class redemptions; and (iii) distributable capital gains associated with portfolio transactions.

To address the Commission’s concerns, Applicants make the following commitments:

[17]

ETFGI, “ETFGI reports assets invested in ETFs industry in the United States reached a new record of US$8.87 trillion at the end of Q1 2024,” (Apr. 15, 2024), available at https://etfgi.com/news/press-releases/2024/04/etfgi-reports-assets-invested-etfs-industry-united-states-reached-new; ETF.com, “SPDR Sees $1 Billion Single Day Outflows; ETF League Tables as of April 16,” (Apr. 15, 2024), available at https://www.etf.com/sections/etf-league-tables/spdr-sees-1-billion-single-day-outflows-etf-league-tables-april-16.

[18]	Exchange-Traded Funds, Investment Company Act Release No. 33646 (Sept. 25, 2019) (“Adopting Release”).

[19]	Adopting Release at 124.

[20]	Adopting Release at 122-123.

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•

Applicants will offer the Hybrid Structure solely with respect to Funds that the Adviser believes (a) will benefit from the scale, efficiency, and flexibility of the Hybrid Structure, and with respect to which shareholder flows, cash balances, and portfolio rebalances can be managed holistically as further described below, (b) will pursue investment strategies in which cash balances (if needed) can be efficiently raised and cash can be readily equitized as part of the portfolio management strategy such that any cash drag is minimal,[21] and (c) can be managed in a manner to minimize the disparate impact of distributable capital gains;

•

No less frequently than annually, the Adviser will provide the Board with a report of the estimates of brokerage expenses and other costs realized in connection with buying and selling portfolio securities to meet Mutual Fund Class redemption requests that the Adviser was unable to include in an in-kind Basket transaction;

•

As contemplated by the Fund’s plan and in accordance with Rule 18f-3, each class of the Fund’s shares, including the Mutual Fund Classes and the ETF Class, will pay the expenses of the distribution and shareholder servicing arrangements applicable to each such share class, and an appropriate share of other expenses, not including advisory or custodial fees or other expenses related to the management of the Fund’s assets, if and to the extent these expenses are actually incurred in a different amount by that share class or if the share class receives services of a different kind or to a different degree than other share classes;

•

Absent extraordinary market events, if the Fund experiences material dislocations (e.g., the estimate of brokerage and other costs realized in connection with buying and selling portfolio securities to meet Mutual Fund Class redemption requests are materially disproportionate to those experienced by the ETF Class), over a period of one year and such dislocations are not addressed by the measures described above, the Adviser will recommend to the Board certain remedial measures, including whether it would be in the best interests of the Fund and its shareholders to terminate one of the share classes and offer a conversion right to all shareholders of that class;

•

The Adviser will provide the Fund’s Board with periodic reports at a frequency determined by the Board (but no less frequently than annually) on the above measures and its assessment of whether the ETF Class and the Mutual Fund Classes continue to be in the best interests of the Fund, and a recommended plan for the termination of one or more share classes in the event that such continuation is no longer believed to be in the best interests of the Fund; and

•

Each Fund that employs a Hybrid Structure will include appropriate disclosure in its registration statement regarding the key characteristics of, and any risks associated with, the Hybrid Structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.

Applicants believe that the Commission’s concerns surrounding costs in Funds that would operate as a Hybrid Structure are mitigated substantially due to the proposed measures noted above. While there may be some other shared portfolio costs in the Hybrid Structure, Applicants do not believe any further allocation of expenses to particular classes is warranted. First, Rule 18f-3 does not require every expense to be allocable to the particular class including, for example, if a class receives services of a different kind or to a different degree than other classes.22 Second, and relatedly, the Hybrid Structure will fairly address some of the costs such as those arising from buying portfolio securities. For example, using in-kind Basket transactions, the Adviser can rebalance or reposition the portfolio while minimizing the costs for the Fund holistically. Also, when seeking to deploy cash inflows from the Mutual Fund Classes, the Adviser can adjust to a cash Basket to more efficiently manage transactions for the Fund holistically. The

[21]

For example, the Adviser generally requires investors who submit large redemption orders of Fund shares to provide advance notice of such redemption, which allows the Adviser to rebalance the portfolio over an extended period and minimize negative impact on the portfolio’s performance.

[22]	17 C.F.R. § 270.18f-3(a)(1)(ii).

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potential cost to the ETF Class in that instance is mitigated both by the ability to recoup costs through charging transaction fees and by the benefit of participating in a larger Fund.

In addition, the use of a Hybrid Structure also provides unique benefits to each Fund.

•

Hybrid Structure Reduces Cash Drag: While the Funds would be managed to meet Mutual Fund Class redemption requests in cash, the Hybrid Structure would likely reduce the amount of cash necessary for the Fund to keep on hand as a result of the secondary market trading feature of the ETF Class. Investors who seek to transact more frequently would likely select (or exchange into) the ETF Class due to the ease of effecting transactions in such class, resulting in reduced primary transactions for the Funds.

•

Hybrid Structure Reduces Transaction Costs: Cash inflows through the Mutual Fund Classes of a Fund may allow a portfolio manager to adjust the portfolio to rebalance or otherwise reposition the portfolio without incurring transaction costs by selling positions. As part of the Adviser’s approach to investing, certain Fund portfolios may contain a large number of portfolio positions where small adjustments are made on a frequent basis. To the extent that cash flows come into a Fund through a Mutual Fund Class, a portfolio manager may be able to deploy that cash strategically to rebalance or otherwise adjust the portfolio and establish desired exposures. In addition, having flows into and out of the Fund in cash, together with the potential for reduced redemption activity due to ETF Shares trading on a secondary market, may permit the Fund to meet redemptions without having to sell portfolio securities, which may avoid brokerage and other transaction costs and tax realization events.

•

Hybrid Structure Promotes Tax Efficiencies: While ETFs are generally known to provide greater tax efficiencies by potentially managing capital gains through in-kind transactions, these efficiencies depend on the size of the ETF, the strategy, portfolio turnover rate, and types of assets held by the ETF.[23] Further, the primary tax benefit for ETF investors is that the ETF allows investors to defer the realization of a capital gains taxes. The Hybrid Structure would seek to preserve this benefit. In addition, a Mutual Fund Class also may have the ability to engage in in-kind redemptions with certain large shareholders, which could minimize capital gains. In determining the positions to include in an in-kind redemption, a Fund could also use tax lot selection to minimize gains remaining in its portfolio, as permitted by the tax code and regulations. Although products with a cash redemption feature can realize more capital gain than products without a cash redemption feature, a portfolio manager may engage in careful tax management through portfolio transactions and could generate capital losses in connection with cash redemptions that could offset gains from other portfolio transactions. Such capital losses could be particularly useful in connection with actively managed Funds, where the realization of some capital gains can be in connection with portfolio management activity rather than as a result of cash redemptions. Further, cash redemptions through a Mutual Fund Class could allow for some tax-loss harvesting and potentially generate tax offsets for capital gains that in-kind redemptions through an ETF Class would not.

b.	Portfolio Transparency

In addition to the specific issues that the Commission raised in the Adopting Release relating to cash flows through a Mutual Fund Class, the Commission also noted in the Adopting Release that unlike the ETFs covered by Rule 6c-11, share class ETFs do not provide daily portfolio transparency.24 Applicants note that a lack of daily portfolio transparency is not a necessary characteristic for all Funds that would offer ETF Shares. Accordingly, although the Mutual Funds currently make portfolio holdings information available to shareholders with a lag, Applicants will disclose each Fund’s complete portfolio holdings on a daily basis, as required by Rule 6c-11. The

[23]	See KPMG, ETF Tax Efficiency: Fact or Fiction? (2016), available at https://assets.kpmg.com/content/dam/kpmg/us/pdf/etf-tax-efficiency-web.pdf.

[24]	Adopting Release at note 433.

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Adviser would only utilize an ETF Class structure where the Adviser believes that displaying the portfolio holdings of a Fund with both Mutual Fund Classes and an ETF Class on a daily basis would not negatively impact the shareholders of the Fund (which is expected to be true because the Funds do not engage in programmatic trading that is easy to track or predict over time).

For Funds that the Adviser determines would be susceptible to “front running” and “free riding” by other investors and/or managers if operated as fully transparent ETFs, the Adviser will not operate a Hybrid Structure and may in the future seek ETF Class relief from the Commission with respect to the those Funds.

V.	IN SUPPORT OF THE HYBRID STRUCTURE RELIEF

Applicants are filing the Application because they believe that the ability of a Fund to offer both Mutual Fund Shares and ETF Shares offers investors a product that provides unique benefits to its shareholders compared to a standalone mutual fund or ETF, and has risks that can be appropriately monitored and disclosed to shareholders.

a.	Unique Benefits of Hybrid Structure

While Applicants appreciate the Commission’s concerns with respect to the impact of the multi-class structure on each of the classes, and have provided certain limitations and representations to address such concerns, Applicants believe that it is equally important to weigh any potential downsides against the potential benefits realized through this unique Hybrid Structure.

The Hybrid Structure would drive scale and efficiency, delivering investment solutions to investors. When the Commission adopted Rule 18f-3, it noted that Hybrid Structures have four key benefits: (1) increasing investor choice, resulting in efficiencies in the distribution of fund shares, and allowing fund sponsors to tailor products more closely to different investor markets; (2) enabling funds to attract larger asset bases, permitting them to spread fixed costs over more shares and, to the extent applicable, qualify for discounts in advisory or administration service fees (“breakpoints”), avoiding the need to create “clone” funds, which require duplicative portfolio and fund management expenses, and otherwise experience economies of scale, resulting in lower fees and expenses; and (3) a larger asset base permitting greater portfolio liquidity and diversification.25 All of these benefits are equally applicable to the offering of a Hybrid Structure rather than requiring fund sponsors to clone strategies in a standalone structure. We discuss each of these further below.

1.	Investor choice, distribution efficiencies and tailored product offering.

Investors accessing the capital markets through Funds have significantly different investment profiles, including direct retail investors, retail investors investing through Financial Intermediaries, and institutional investors. This diversity has driven demand for products that meet different investment goals and investment time horizons, and that can be accessed through different distribution channels. The demand for ETFs to help retail investors meet their distinct financial goals, including the prominence of ETFs in model portfolios utilized by financial advisers and broker-dealers, has grown tremendously in popularity. This trend has and continues to accelerate as investors shift from brokerage to fee-based accounts.26 The Hybrid Structure would provide investors the option of choosing between Mutual Fund Shares or ETF Shares to meet distinct investment goals. This could also minimize adverse consequences to the Fund. For example, the existence of an ETF Class could allow for Mutual Fund Class shareholders to exchange their Mutual Fund Shares for ETF Shares without disrupting the Fund’s portfolio and without the exchanging shareholder incurring additional transaction costs and potential tax consequences that may otherwise be incurred by redeeming their existing shares and buying separate ETF Shares. In addition, the Fund, and its remaining shareholders, would also save on transaction costs and potential tax consequences that could otherwise arise if the Fund needed to sell portfolio holdings to raise cash to satisfy the redemption. Permitting a class exchange feature also permits existing

[25]

See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plans, Investment Company Act Release No. 20915 (Feb. 23, 1995) (adopting release).

[26]

Transition to a Fee-Based Model, Fidelity Institutional Insights at 3, available at https://clearingcustody.fidelity.com/app/proxy/content?literatureURL=/9880537.PDF (“According to a recent Fidelity study, advisors tell us that both fee-based clients and AUM have increased in the past three years. Fee-based clients make up 61% of the typical advisor’s book, compared to 49% in 2018. On average, 63% of advisor AUM is fee based, up from 51% three years ago.”).

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shareholders to maintain continuity of investment and to hold their favored type of investment without incurring an unnecessary tax realization event.

Further, Applicants note that some investors in the Funds will transact more frequently than others, which may generate transaction costs and tax realizations that are experienced by all shareholders, including non-transacting shareholders. ETF Shares could allow certain investors to engage in more frequent trading without disrupting the Fund’s portfolio. For example, following market declines, to the extent that a mutual fund shareholder wanted to engage in tax-loss harvesting, the shareholder could exchange Mutual Fund Shares for ETF Shares and then trade more frequently in the secondary market. Such secondary market transactions would not disrupt the portfolio of the Fund and would help long-term investors avoid the adverse consequences of frequent trading and market timing by a few short-term investors.

Moreover, offering a Hybrid Structure would permit investors that prefer a different share class to gain access to established Fund investment strategies. Many Funds have a well-established, strong reputation and track record. For those investors who prefer investing in ETFs (or Mutual Funds) and are interested in the Initial Funds that are Mutual Funds (or ETFs), an ETF Class (or Mutual Fund Share Class) could be an attractive investment opportunity. Assets under management and performance track record are also important criteria for a Fund to qualify for certain distribution platforms maintained by Financial Intermediaries. A share class of an existing Fund could benefit from pre-existing assets and performance, which could improve the distribution of its shares to investors.

In addition, the ETF Class would represent an additional distribution channel for a Fund that could lead to additional asset growth and economies of scale as it attracts additional investments into the Fund, which benefits the Fund and all of its shareholders.

2.	Economies of scale and lower expenses.

The Hybrid Structure as a whole would be larger, and all shareholders would benefit from operational cost efficiencies and economies of scale associated with larger asset pools. In terms of fund expenses, the Hybrid Structure could have initial and ongoing advantages for shareholders. As an initial matter, creating a new share class of an existing Fund should entail lower organizational costs. As an ongoing matter, a new share class also could have lower expenses as a result of economies of scale such as breakpoints on service contracts or advisory contracts. These are the same types of benefits that the Commission originally recognized in adopting Rule 18f-3.

In terms of efficiencies, by having flows in and out of a single fund from both an ETF Class and a Mutual Fund Class, the Fund would also be able to maximize opportunities for investment portfolio changes while avoiding or minimizing brokerage transaction costs and tax realization effects. This improved tax profile for the Fund may assist the competitive positioning of the Fund for attracting prospective shareholders. As discussed above, greater cash flows from a larger asset pool from the addition of a share class can be used for efficient portfolio rebalancing. A portfolio manager would have greater ability to deploy that cash strategically to establish the desired portfolio exposures.

By offering a single portfolio of investments, with both Mutual Fund Classes and an ETF Class, investors can access a fund’s strategy through their desired share class. Investors in both types of shares would benefit from the operational efficiencies of a single fund with multiple share classes as compared to two separate vehicles. When two separate vehicles, or “clone” funds, are offered, investors may not fully realize the benefits of economies of scale and lower expenses discussed above. Further, clone funds may face hurdles accessing distribution platforms at scale and in a timely fashion as intermediaries often reject duplicative strategies from the same managers.

3.	Greater portfolio liquidity and resiliency.

The Hybrid Structure would enhance portfolio resiliency and liquidity, particularly during times of market stress. For example, in general ETFs did not experience mass net outflows in March 2020. ETFs traded efficiently, with dealers continuing to make two-sided markets and investors using the ETF as a price discovery tool particularly in the fixed income market where liquidity was strained rendering individual bond pricing difficult. In fact, for that month, ETFs had total net inflows of $8 billion or 0.2% of their February 2020 assets. Demand for domestic equity

Page 9 of 32 sequentially numbered pages (including exhibits)

ETFs was very strong in March 2020—the largest month of net inflow in the first half of 2020—despite the swift contraction in the S&P 500 and spikes in volatility. Moreover, net inflows to domestic equity ETFs were strongest during the weeks ended March 11 and March 18 when the S&P 500 was dropping fast—falling more than 12% each week.27 During periods of market stress, it is not unusual for ETF trading volumes to increase (both in absolute terms and as a share of total stock market trading), as investors use ETFs to efficiently transfer and hedge risk.28 Importantly, ETFs have registered market makers that provide a two-sided market. And while bid-ask spreads usually widen during market stress as dealers price in risk of market volatility, the spreads usually remain narrower than the bid-ask spreads of portfolio securities. For example, the bid-ask spreads on the five largest S&P 500 ETFs rose modestly in March 2020, reaching only 10 basis points at its peak, while spreads on stocks in the S&P 500 index peaked at 20 basis points, double the amount of the S&P 500 ETFs, during the same period.29 As another example, although the average dollar amount of bid-ask spreads on the five largest high-yield bond ETFs increased, this increase was less than that of high-yield bonds.30 Therefore, the secondary market trading access provided by an ETF Share Class could enhance a Fund’s liquidity and portfolio resiliency by absorbing market volatility and allowing for the transfer and hedging of risk.

4.	Greater flexibility and differentiation in underlying assets.

A mutual fund’s ability to invest in more differentiated assets together with an ETF’s ability to transact in-kind or in cash can permit portfolio management strategies that would be unique to the Hybrid Structure. For example, the market has witnessed an increase in the number of mutual funds investing in private firms as well as the dollar amount of these private investments,31 while such investments in private firms have not been available for ETFs. Offering an ETF Class in funds with such underlying portfolio investments would provide retail investors access to types of investments or asset classes that have not been available to them previously.

b.	Oversight and Disclosure

In assessing whether a particular Fund should have a Hybrid Structure, as required by Rule 18f-3, the Board, including a majority of the directors who are not interested persons of that Fund under Section 2(a)(19) of the Act (“Independent Directors”), will find, before the first issuance of a new class of shares, and before any material amendment of a written plan under Rule 18f-3 to include a new class, that operating a Fund as a Hybrid Structure and the expense allocation among the classes of Mutual Fund Shares and ETF Shares are in the best interests of each class individually and the Fund as a whole and determine that displaying the portfolio holdings on a daily basis would not negatively impact the shareholders of the Fund. As required by Rule 18f-3, before any Board vote on a Hybrid Structure, the Board will request and evaluate, and any agreement relating to the class arrangement will require the Adviser to furnish, such information as may be reasonably necessary to evaluate the Hybrid Structure. This will include, among other information, the proposed strategy of the Fund that would offer the class structure, portfolio turnover, brokerage and other costs associated with buying and selling portfolio securities, any impact on portfolio performance resulting from cash balances maintained to satisfy cash redemptions, and any distributable capital gains.

In addition to the initial evaluation and approval of the Hybrid Structure, the Board also will periodically evaluate at a frequency determined by the Board (but no less frequently than annually) the class structure of the Fund. To inform this evaluation, the Adviser will provide a report with the information that the Board deems necessary to assist its evaluation, which may include, among other information, data regarding brokerage and other costs associated with portfolio transactions, cash levels, or tax consequences for the Fund, the level of exchanges between the Mutual Fund Classes and ETF Class, the impact of the ETF Class on portfolio size, liquidity, liquidity risk management, and operations, and the impact of the Mutual Fund Classes on portfolio size, liquidity, liquidity risk management, and operations. The Adviser will provide the Board with information on the operations of the ETF Class, including

[27]	Investment Company Institute, Experiences of US Exchange-Traded Funds During the COVID-19 Crisis, at 14 (Oct. 2020), available at https://www.ici.org/doc-server/pdf%3A20_rpt_covid2.pdf.

[28]	See id. at 3. ETF trading as a share of the total stock market rose to 40% in early March.

[29]	See id. at 4-5.

[30]

See id. at 7 (“For example, on March 23, the MarketAxess US High-Yield Bid-Ask Index was $1.48 per $100 of face value, while the average bid-ask spread of the five largest high-yield bond ETFs was $0.24 per share.”).

[31]

See Jack Shannon & Katie Rushkewicz Reichart, “How Has Private Equity Investing Fared for Mutual Funds?,” Morningstar (Sept. 20, 2022), available at https://www.morningstar.com/funds/how-has-private-equity-investing-fared-mutual-funds.

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information on trading spreads for the ETF Shares, premiums or discounts of the market prices of ETF Shares as compared to the net asset value (“NAV”) of the ETF Shares, and Authorized Participant activity. The Board will weigh, in its initial evaluation and periodic monitoring of the Hybrid Structure, any potential advantages and disadvantages of operating the Hybrid Structure, including the associated costs and benefits. Costs may include brokerage expenses, impact on tax efficiencies, cash drag and any regulatory restrictions in operating the Hybrid Structure compared to standalone funds. The Board also will consider any material conflicts between the classes and evaluate proposed recommendations by the Adviser to address such conflicts.

The Adviser may recommend appropriate remedial measures, including whether it would be in the best interests of the Fund and its shareholders to terminate one of the ETF Class or the Mutual Fund Classes and offer a conversion right to all shareholders of that class into the remaining class, subject to determining share class eligibility in the event that ETF Shares would be exchanged for Mutual Fund Shares. The range of corrective measures may vary depending on the particular facts and circumstances relating to the Fund’s operations.

In accordance with Form N-1A, the Fund’s registration statement will clearly describe the Hybrid Structure, including the key characteristics of, and any risks associated with, such structure. Investors therefore will be able to assess whether they wish to invest in the Fund, and if so, through which class.

VI.	IN SUPPORT OF THE EXPANDED SECTION 17 RELIEF

Rule 6c-11 provides relief from the affiliated transaction prohibitions in Sections 17(a)(1) and (a)(2) of the Act on creating and redeeming Creation Units by a person who is an affiliated person of the ETF solely by reason of holding 5% or more of the ETF’s voting shares or of any investment company that is an affiliate of the ETF.Rule 6c-11 is consistent with exemptive relief the Commission granted prior to adopting Rule 6c-11. At the time that Rule 6c-11 was adopted, the Commission declined to extend the exemptive relief to other affiliates of ETFs, including affiliated broker-dealers acting as Authorized Participants, despite acknowledging that increasing the number of entities eligible to transact with an ETF could “help further facilitate the arbitrage mechanism, reduce concentration risk, and lower the transaction costs.”32 The Commission explained that while the expanded exemption could “provide additional benefits to an ETF,” expanding the relief would “raise novel affiliation issues that require careful consideration of whether the current protections sufficiently address any risks posed by such transactions with additional categories of affiliates.”33 The Commission noted that such exemptions may be considered within the regular exemptive applications process.

Applicants appreciate the Commission’s questions with respect to whether the protections embedded inRule 6c-11 sufficiently address the risks posed by allowing an Authorized Participant affiliated other than solely by reason of holding 5% or more of the voting share of an ETF or affiliated investment company to transact with the affiliated ETF, and have provided certain limitations and representations to address potential concerns. Applicants further believe that it is equally important to weigh the potential efficiencies and benefits realized by allowing such Authorized Participant to transact with an affiliated ETF. Applicants also believe that allowing an affiliated broker dealer of the Adviser to act as an Authorized Participant for the Funds and JPM ETFs will help facilitate the arbitrage mechanism, lower transaction costs and increase efficiencies, which will benefit the Funds’ and JPM ETFs’ shareholders.

VII.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The Commission has indicated that Section 6(c) permits it to

[32]	Adopting Release at 55.

[33]	Adopting Release at 46.

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exempt “particular vehicles and particular interests” from provisions of the Act that would “inhibit competitive development of new products and new markets offered and sold in or from the United States.”34

Section 17(b) of the Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.

Applicants believe that the requested relief described in this Application meets these standards.

VIII.	LEGAL ANALYSIS AND DISCUSSION

a.	ETF Operational Relief

With respect to the ETF Operational Relief, Applicants seek the same exemptive relief as provided byRule 6c-11, subject to the same conditions contained in Rule 6c-11. Applicants believe that they are technically unable to rely on Rule 6c-11 because “exchange-traded fund” is defined, in part, to mean a registered open-end management investment company “whose shares are listed on an Exchange and traded at market-determined prices.” To the extent that this definition suggests that all of the investment company’s shares must be listed on an Exchange, a Fund with Mutual Fund Shares in addition to ETF Shares may not meet this definition.

In addition, the Funds may offer an “Exchange Privilege” that would permit shareholders in a Mutual Fund Class to exchange Mutual Fund Shares for ETF Shares. The Exchange Privilege will conform with Section 11(a) of the Act. In particular, any exchange would occur at the relative net asset values of the respective securities. To the extent a Fund imposes any administrative fee on the exchange, the fee will be applied in compliance with Rule 11a-3 under the Act. ETF Shares issued to a shareholder as part of the Exchange Privilege will be newly issued ETF Shares, and not ETF Shares purchased in the secondary market. The issuance of ETF Shares in connection with the Exchange Privilege will comply with the Securities Act. Because the definition of “exchange-traded fund” in Rule 6c-11 requires that the ETF “issues (and redeems) creation units to (and from) Authorized Participants in exchange for a basket and a cash balancing amount if any,” a Fund that permits a shareholder of Mutual Fund Shares to acquire individual ETF Shares directly from the Fund through the Exchange Privilege may not satisfy this definition.

Although Applicants otherwise would comply with Rule 6c-11, as required by condition 1 below, because the Funds may not be able to rely on Rule 6c-11, Applicants request the ETF Operational Relief described below.

1.	Section 2(a)(32) of the Act

Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent.

Because ETF shares are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” under the Act are met. Rule 6c-11(b)(1) resolves this issue for exchange-traded funds relying on Rule 6c-11 by specifically providing that an exchange-traded fund share is considered a redeemable security within the meaning of Section 2(a)(32). Because the operations of an ETF Class would adhere to all of the requirements of Rule 6c-11, except as described herein, Applicants request an Order under Section 6(c) granting an exemption from Section 2(a)(32) to permit a Fund to redeem ETF Shares in Creation Units.

2.	Section 22(d) of the Act and Rule 22c-1 under the Act

[34]	Request for Comments on Reform of the Regulation of Investment Companies, Investment Company Act Release No. 17534 (June 15, 1990), at 64.

Page 12 of 32 sequentially numbered pages (including exhibits)

Section 22(d) of the Act, among other things, prohibits investment companies, their principal underwriters, and dealers from selling a redeemable security to the public except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV.

Because investors may purchase and sell individual ETF shares from and to dealers on the secondary market at market-determined prices (i.e., at prices other than those described in the prospectus or based on NAV),Rule 6c-11 provides exemptions from these provisions. As noted, the operations of an ETF Class, including the ways in which the ETF Shares trade at market-determined prices, would be the same as for ETFs relying on Rule 6c-11. Accordingly, Applicants seek the same relief pursuant to Section 6(c) as provided by Rule 6c-11.

3.	Section 22(e) of the Act

Section 22(e) generally prohibits a registered open-end management investment company from postponing the date of satisfaction of redemption requests for more than seven days after the tender of a security for redemption.

Rule 6c-11 provides an exemption from Section 22(e) to permit an ETF to delay satisfaction of a redemption request for more than seven days if a local market holiday, or series of consecutive holidays, or the extended delivery cycles for transferring foreign investments to redeeming Authorized Participants, or the combination thereof, prevents timely delivery of the foreign investment included in the ETF’s Basket. Pursuant to Section 6(c), Applicants seek the same relief for an ETF Class, subject to the requirements of Rule 6c-11.

b.	Expanded Section 17 Relief

Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person, from knowingly selling any security or other property to or purchasing any security or other property from the company.

Rule 6c-11 provides an exemption from these provisions to permit purchases and redemptions of Creation Units through Basket transactions between ETFs and certain types of affiliated persons as described in Rule 6c-11. Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Sections 6(c) and 17(b) of the Act to permit the Funds to engage in the same types of Basket transactions through the ETF Class, subject to the requirements of Rule 6c-11. In addition, Applicants also seek expanded relief to permit the JPM AP to enter into agreements to create and redeem Creation Units with the Funds and JPM ETFs, subject to the requirements ofRule 6c-11.

Although Applicants acknowledge the opportunity for potential conflicts of interest posed by conducting transactions with an affiliated person, Applicants respectfully submit that the transparency conditions included inRule 6c-11 and the protective conditions set forth herein are reasonably designed to prevent any overreaching on the part of any person or persons that could be to the detriment of the Funds or JPM ETFs or intended to unduly benefit the JPM AP or its affiliated persons at the expense of the Funds and the JPM ETFs. Following the proposed conditions will, Applicants submit, ensure that each Basket transaction is effected on a reasonable and fair basis. As discussed below, this relief will benefit the shareholders of the Funds and JPM ETFs by increasing the number of Authorized Participants that may transact with the Funds and JPM ETFs in order to keep the market price of their shares close to NAV.

1.	The Role of Authorized Participants

Rule 6c-11(a)(1) defines an “Authorized Participant” as a member or participant of a clearing agency registered with the Commission, which has a written agreement with the ETF or one of its service providers that allows the Authorized Participant to place orders for the purchase and redemption of Creation Units. Because ETFs do not sell or redeem individual shares, they rely on the contractual relationship with Authorized Participants to take advantage of arbitrage opportunities in order to keep the price of ETF shares at or close to the aggregate NAV of the ETF. The Commission has repeatedly recognized the importance of the arbitrage mechanism “to maintain[ing] a close

Page 13 of 32 sequentially numbered pages (including exhibits)

tie between market price and NAV per share of the ETF, thereby helping to ensure ETF investors are treated equitably when buying and selling fund shares,” and Rule 6c-11 is designed to support an efficient arbitrage mechanism.35

The U.S. ETF market has grown significantly over the past decade, surpassing $10 trillion of assets under management in September 2024.36 The typical U.S. ETF lists on its Form N-CEN 22 separate Authorized Participants with which it has contracts to transact, although only a handful of such Authorized Participants actively trade with the ETF.37 Generally, ETFs register with multiple Authorized Participants to ensure a healthy ecosystem of liquidity exists. Research shows that U.S. equity ETFs that have a robust network of Authorized Participants experience significantly lower mispricing, especially during periods with high levels of financial market stress.38 Therefore, expanding the number of Authorized Participants an ETF can transact with will likely lead to more effective arbitrage and less mispricing, to the benefit of the ETF shareholders.

The current JPM AP is the third largest Authorized Participant for U.S.-listed ETFs, completing roughly 12% of all U.S. Basket transactions in 2023.39 Over the past three years, the JPM AP has engaged in Basket transactions with more than 2,400 unique ETFs. Applicants believe that the JPM AP has become critical to supporting effective arbitrage in the U.S. ETF market due to both the liquidity it provides its own clients and the extensive relationships it has with the leading market makers that leverage JPM AP to create and redeem on their behalf. Without exemptive relief the JPM AP would be prohibited by Section 17(a) from transacting with the Funds and JPM ETFs. The requested Section 17 Relief will benefit the Funds and JPM ETFs by adding another active Authorized Participant to their network, which will maximize trading efficiency, benefiting the Fund and JPM ETF shareholders by improving arbitrage and decreasing mispricing risk.

2.	Addressing Policy Concerns under Section 17(a)

As noted above, when the Commission finalized Rule 6c-11 it acknowledged requests from industry participants to expand the exemptions under Section 17(a) to increase the number of entities eligible to transact with an ETF and “help further facilitate the arbitrage mechanism, reduce concentration risk, and lower the transaction costs.”40 At the time, the Commission noted that such expansion would “raise novel affiliation issues that require careful consideration of whether the current protections sufficiently address any risks posed by such transactions with additional categories of affiliates.”41

Applicants believe their organizational structure and the federal securities laws provide multiple layers of protections for the Funds and JPM ETFs and their shareholders from the conflict of interest concerns at which Section 17(a) of the Act is directed. These protections include requirements for ETFs to develop and maintain Basket policies and procedures for transactions with Authorized Participants, investment advisers’ fiduciary duties to clients and applicable regulations prohibiting manipulative practices.

(i)	Organizational Structure

The JPM AP and the Adviser are functionally independent of each other and operate as separate businesses under JPMorgan Chase & Co., their ultimate parent holding company. While Applicants and JPM AP are under common control, each business has its own separate officers and employees, is separately capitalized, and maintains

[35]	See Adopting Release at 13-15; see also ETF Concept Release.

[36]	“ETF Debuts Set Record in September as Industry Hits $10T,” ETF.com (Oct. 3, 2024), available at https://www.etf.com/sections/news/etf-debuts-set-record-september-industry-hits-10t.

[37]

Linly Lin & Sam Potter, “Almost Entire $8 Trillion ETF Market Hinges on a Few Key Firms,” Bloomberg (Dec. 15, 2023), available at https://www.bloomberg.com/news/articles/2023-12-15/bofa-goldman-sachs-jpmorgan-are-keeping-8-trillion-etf-market-humming.

[38]

Evgenii Gorbatikov & Taisiya Sikorskaya, “Two APs Are Better than One: ETD Mispricing and Primary Market Participation,” (Dec. 17, 2021), available at https://www.aeaweb.org/conference/2022/preliminary/paper/adANi4z2.

[39]	Investment Company Institute, “Frequently Asked Questions About ETF Basics and Structure,” (May 2024), available at https://www.ici.org/faqs/faqs_etfs.

[40]	Adopting Release at 55.

[41]	Id.

Page 14 of 32 sequentially numbered pages (including exhibits)

its own books and records. In addition, the Adviser and JPM AP operate on different sides of information barriers. The Adviser relies on these information barriers to protect the integrity of its investment process and to comply with its fiduciary duties and regulatory obligations. The information barriers restrict the JPM AP from accessing non-public information held by the Adviser, and ensure that the JPM AP is limited to the same information as other Authorized Participants that transact with the Funds and JPM ETFs. As discussed further below, the information barriers also ensure that material non-public information is not shared between the JPM AP and the Adviser.42

Investment management decisions for the Funds and JPM ETFs are determined solely by the Adviser, including all portfolio decisions and the execution of transactions for the Funds and JPM ETFs. The portfolio managers and other employees that are responsible for the investment activity of the Funds and JPM ETFs are employed solely by the Adviser and have lines of reporting within the Adviser. The compensation of Adviser personnel will not depend on the volume or nature of creation or redemption trades with the JPM AP, except to the extent that those transactions may affect the secondary trading of the Funds and JPM ETF shares.

Further, the Adviser has fiduciary duties to act in the best interest of the Funds and JPM ETFs.43 Accordingly, the Adviser cannot put its interests or those of its affiliates, including the JPM AP, ahead of the interests of the Funds and JPM ETFs and their shareholders. In addition, each Fund and JPM ETF will adopt policies and procedures reasonably designed to address potential conflicts of interests that may arise between such Fund or JPM ETF, on one hand, and the JPM AP, on the other hand, and maintain records on how these conflicts are addressed. Such policies and procedures must be approved by the Board of each Fund or JPM ETF, including by a majority of its Independent Directors, based on a finding of such Board that such policies and procedures are reasonably designed to prevent violations of the federal securities laws.44 The Adviser will review, no less than annually, the adequacy of such policies and procedures and the effectiveness of their implementation.45

(ii)	Federal Securities Laws

The Commission has historically expressed concerns that the operation of an ETF and the process by which Creation Units are purchased and redeemed in exchange for a Basket of securities may raise certain conflicts of interest for the ETF investment adviser, which has discretion to specify the securities included in a Basket.46 The Commission has since adopted a number of measures with which the Funds and JPM ETFs will comply, designed to ensure Authorized Participants are given access to information necessary to identify arbitrage opportunities while preventing inappropriate differential treatment of Authorized Participants.

First, under Rule 6c-11, ETF advisers are required to adopt and implement policies and procedures approved by the Board of each Fund or JPM ETF under Rule 38a-1 of the Act to govern the construction of creation and redemption Creation Units and the ETF’s process for accepting a Basket from an Authorized Participant.47 Thus, similar to the affiliated Authorized Participants who currently benefit from exemptions from Section 17(a) of the Act under Rule 6c-11, the JPM AP would only be able to purchase and redeem Creation Units in accordance with the applicable Fund or JPM ETF’s pre-determined Basket policies and procedures. The Adopting Release further instructs that the policies and procedures should be applied consistently and “include reasonable controls designed to prevent inappropriate differential treatment among authorized participants.”48 As noted in Section IX.b below, Applicants will limit transactions between the JPM AP, on one hand, and the Funds and JPM ETFs, on the other hand, to those transactions involving published Baskets.

[42]

J.P. Morgan Investment Management Inc., Form ADV Part 2A (Aug. 30, 2024), at 48, 64, available at https://am.jpmorgan.com/content/dam/jpm-am-aem/americas/us/en/supplemental/disclosure-booklet/JPMIM-Form-ADV-Part-2A.pdf.

[43]	Commission Interpretation Regarding Standard of Conduct for Investment Advisers, Release No. IA-5248 (June 5, 2019).

[44]	17 C.F.R. § 270.38a-1(a)(1)-(2).

[45]	17 C.F.R. § 270.38(a)(3)-(4).

[46]	ETF Concept Release.

[47]	17 C.F.R. § 270.6c-11(c)(3).

[48]	Adopting Release at 87.

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Second, Rule 6c-11 also requires ETFs to maintain information regarding the Baskets exchanged with Authorized Participants.49 As the Commission noted, these recordkeeping requirements provide the Commission’s examination staff “with a basis to understand how baskets are being used by ETFs” and provide the means for the Adviser to ensure the Funds’ and JPM ETFs’ transactions with the JPM AP are made on the same basis as transactions between the Funds and JPM ETFs, on one hand, and other Authorized Participants, on the other hand. In addition to these records, Form N-CEN requires each ETF to report, among other things, (i) the full name and SEC file number for each Authorized Participant of the ETF, (ii) the dollar value of the Creation Units purchased and redeemed from the ETF by each such Authorized Participant during the ETF’s fiscal year, (iii) the number of ETF shares required to form a Creation Unit on the last day of the reporting period, (iv) based on the dollar value of each Creation Unit purchased and redeemed by the Authorized Participants, the average percentage of that value composed of cash and non-cash assets exchanged on an in-kind basis, and (v) the average transaction fee charged to an Authorized Participant during the reporting period.50 The Commission noted that this information will “allow the Commission staff to monitor how ETF purchase and redemption activity is distributed across authorized participants.”51

Third, Rule 6c-11 requires ETFs to disclose daily standardized information about each portfolio holding as of the close of business of the prior day, including, among other information, the identity of each holding, the quantity held and the percentage weight of the holding in the portfolio.52 Because the requested Section 17 Relief will only apply to Funds and JPM ETFs that operate in accordance with Rule 6c-11 or pursuant to the exempted relief requested herein, the portfolio information for the Funds and JPM ETFs will be made available daily on each Fund’s and each JPM ETF’s website. This ensures all Authorized Participants will have access to the same information, such that they may operate on a level playing field and arbitrage process functions efficiently.53 The JPM AP will not have access to more specific information about any Fund’s or JPM ETF’s portfolio than what is made publicly available to the market. As noted above, the Funds and JPM ETFs, on one hand, and the JPM AP, on the other hand, are separated by an information barrier, which restricts the JPM AP from accessing non-public information held by the Adviser, the Funds and JPM ETFs.

Fourth, as the Commission recognized in the Adopting Release, transactions between ETFs and Authorized Participants do not raise the type of overreaching or self-dealing issues that Section 17(a) of the Act was designed to protect against.54 All Authorized Participants, including affiliated ones, purchase and redeem ETF Creation Units at an ETF’s next-calculated NAV, and ETFs “value the securities deposited or delivered upon redemption in the same manner, using the same standards, as the ETF values those securities for purposes of calculating the ETF’s NAV.”55 Further under Rule 2a-5 fair value determinations must be based on an appropriate methodology applied in a consistent manner and the Funds and JPM ETFs must maintain appropriate documentation to support such fair value determinations.56 Therefore, regardless of the identity of the Authorized Participant, ETF Baskets are valued in accordance with Rule 2a-5 and priced at the ETF’s publicly disclosed NAV.

Fifth, the ETF market, Commission and FINRA will be able to monitor the JPM AP’s Basket transactions and identify if the JPM AP treats a Fund or JPM ETF differently from other ETFs. As a broker-dealer, the JPM AP is

[49]

17 C.F.R. § 270.6c-11(d)(2). These elements include: (i) ticker symbol, CUSIP or other identifier, description of holding, quantity of each holding, and percentage weight of each holding composing the basket exchanged for creation units; (ii) if applicable, an identification of the basket as a “custom basket” and a record stating that the custom basket complies with the ETF’s custom basket policies and procedures; (iii) cash balancing amounts (if any); and (iv) the identity of the Authorized Participant conducting the transaction.

[50]	Items E.2. and E.3 of Form N-CEN.

[51]	Investment Company Reporting Modernization, Investment Company Act Release No. 32314 (Oct. 13, 2016), at 280.

[52]	17 C.F.R. § 270.6c-11(c)(1)(i). The requested Section 17 Relief is only intended to apply to the JPM ETFs or the Funds in this Application.

[53]

As noted above, under Rule 38a-1 of the Act, ETFs and other registered investment companies are required to adopt and implement compliance policies and procedures to address potential misuses of non-public information, including the disclosure to third parties of material information about an ETF’s portfolio and trading strategies. These policies and procedures must be approved by the Board of the applicable ETF. These policies will also restrict the ETF from sharing any material non-public information with its affiliated Authorized Participants.

[54]

See Adopting Release at 44 (citing Compliance Programs of Investment Companies and Investment Advisers, Investment Company Act Release No. 26299 (Dec. 17, 2003), which explains that the Act’s prohibition on funds entering into certain transactions with affiliated persons “prevent[s] self-dealing and overreaching by persons in a position to take advantage of the fund”).

[55]	Id.

[56]	17 C.F.R. § 270.2a-5; 17 C.F.R. § 270.31a-4.

Page 16 of 32 sequentially numbered pages (including exhibits)

also bound by FINRA Rule 5130 to “seek the most favorable terms reasonably available under the circumstances for a customer’s transaction.”57 Accordingly, the JPM AP must seek the most favorable terms reasonably available when transacting in Baskets for a Fund or JPM ETF. The JPM AP also has policies in place to prevent employees from attempting to manipulate the market for securities in which the broker-dealer transacts or from front running clients in line with FINRA and SEC rules.58

Finally, each of the Funds, the JPM ETFs, the Adviser and the JPM AP have developed and implemented policies and procedures to address potential misuses of non-public information. Rule 17j-1(c)(1) under the Act requires the Funds, JPM ETFs and the Adviser to adopt a code of ethics that includes provisions to prevent certain personnel from misusing information related to the ETFs’ transactions.59 Similarly, the Adviser and the JPM AP are required to adopt policies and procedures designed to prevent the misuse of material non-public information by the Adviser and its associated persons or the JPM AP and its registered representatives, respectively.60 The Commission noted in the Adopting Release that these federal securities law requirements adequately address any special concerns presented by self-indexed ETFs, which presented similar concerns that misuse of non-public information by affiliates of the ETFs could give rise to self-dealing and overreaching. Further, although the Commission declined to require information barriers between an ETF and its affiliated index provider, in the case of the JPM AP, the Funds and the JPM ETFs, long-standing information barriers in combination with policies and procedures regarding the dissemination of material non-public information will protect non-public information about the portfolio of the Funds or JPM ETFs from dissemination to the JPM AP or any other Authorized Participant and ensure that the JPM AP identifies arbitrage opportunities based on the same information that the Funds and JPM ETFs make public to other Authorized Participants.

3.	Additional Measures

Notwithstanding the protections offered by the structure of the ETF market and current federal securities laws against potential self-dealing and overreach, Applicants will take further steps to ensure that Applicants do not act in a manner intended to benefit the JPM AP and its affiliates at the expense of the Funds or the JPM ETFs.

•

Disclosure about Conflicts of Interest: The Adviser, the Funds and the JPM ETFs will update all relevant policies and procedures and relevant disclosures to address potential conflicts of interests that may arise from the Funds or JPM ETFs transacting with the JPM AP and any actions the entities have taken or plan to take to mitigate those conflicts. The Adviser and each Fund or JPM ETF that engages the JPM AP to transact with it, will enter into an arm’s-length written agreement with the JPM AP on materially similar terms and conditions as such Fund’s or JPM ETF’s other Authorized Participant agreements, provided that such written agreement requires the JPM AP to (i) purchase and redeem Creation Units on the same terms and conditions as other ETFs with which JPM AP transacts, and (ii) implement policies and procedures to address potential conflicts of interest that may arise from transacting with affiliated Funds and JPM ETFs.

•

Basket Securities: The JPM AP will only create or redeem Creation Units for the Funds or JPM ETFs that comply with Rule 6c-11, and such baskets shall be limited to securities that are not underwritten by subsidiaries of JPMorgan Chase & Co. in order to reduce the appearance of conflicts of interest between the JPM AP, on one hand, the Funds and JPM ETFs, on the other hand.

•

Fund / JPM ETF Board Oversight: The Adviser, JPM ETFs and the Funds will adopt and the Board, including a majority of the Independent Directors, of each Fund or JPM ETF will approve and periodically review, reasonably designed guidelines for the Adviser and the applicable Fund or JPM ETF to make certain that the Basket transactions with the JPM AP pursuant to the Section 17 Relief comply with the terms and conditions set forth herein. In addition, the Boards will, at least annually, evaluate the applicable Fund’s or JPM ETF’s transactions with Authorized Participants to ensure that the JPM AP is not treated differently from other

[57]	Order Execution Obligations, 61 Fed. Reg. 48,290, 48,322 (Sept. 12, 1996).

[58]	See FINRA Rule 3110.

[59]	17 C.F.R. § 270.17j-1(c)(1).

[60]	17 C.F.R. § 240.17g–4; 17 C.F.R. § 275.204A.

Page 17 of 32 sequentially numbered pages (including exhibits)

Authorized Participants that have entered into agreements to execute Basket transactions with the relevant Fund or JPM ETF and that the applicable Fund’s or JPM ETF’s participation in such transactions continues to be in the best interests of the shareholders of such Fund or JPM ETF. The Board will consider the information disclosed on the relevant Fund’s or JPM ETF’s Form N-CEN when conducting this evaluation.

•

Separation of the Adviser and JPM AP by Appropriate Information Barriers. The Adviser, the Funds and JPM ETFs will continue to operate on a separate side of appropriate information barriers from the JPM AP. The barriers will require that the compensation of the personnel of the Adviser does not depend on the volume of transactions effected by the JPM AP with the Funds or JPM ETFs and the Funds and JPM ETFs do not share with the JPM AP any of their profits or losses on transactions effected by the JPM AP.

c.	Share Class Relief

In addition to the ETF Operational Relief that parallels the exemptive relief provided by Rule 6c-11, Applicants request an order under Section 6(c) for relief from Sections 18(f)(1) and 18(i) of the Act in order for the Funds to offer an ETF Class and a Mutual Fund Class.

1.	Section 18 of the Act and Rule 18f-3 under the Act

Section 18(f)(1) of the Act provides that “it shall be unlawful for any registered open-end investment company to issue any class of senior security or to sell any senior security of which it is the issuer” with exceptions not here relevant. The term “senior security” is defined in Section 18(g) to mean “any stock of a class having priority over any other class as to distribution of assets or payment of dividends” and Section 18(i) provides that every share of stock issued by an open-end investment company “shall be a voting stock and have equal voting rights with every other outstanding voting stock.”

Section 18(f)(1) was enacted to protect investors from abuses associated with complex investment company capital structures, including excessive leverage, conflicts of interest among classes, and investor confusion, while Section 18(i) was intended to prevent inequitable and discriminatory shareholder voting provisions.61 The Commission generally takes the position that an open-end investment company that issues multiple classes could raise issues under Sections 18(f)(1) and 18(i) because differences in the rights accorded to, or expenses paid by, different shareholders of the same investment company may raise senior security issues under Section 18.

In 1995, the Commission adopted Rule 18f-3, which provides an exemption from Sections 18(f)(1) and 18(i) for any open-end investment company (or series thereof) with a Hybrid Structure, provided that the company complies with the requirements of the rule.62 Although Applicants will comply substantially with the applicable requirements of Rule 18f-3, including Rule 18f-3(1)-(3), the Funds would not be able to comply with the requirement in Rule 18f-3(a)(4) that, aside from the differences permitted by the rule, the Mutual Fund Classes and the ETF Class will have the same rights and obligations. However, as described further below, Applicants do not believe that the differences in class rights noted below are material or implicate the concerns at which Section 18 is directed.

As noted above, when the Commission first approved the Vanguard Orders, it viewed the fund as having classes with different rights, such as redeemability rights, but that such differences would not lead to any of the abuses Section 18 was designed to address.63 Vanguard’s application further noted that the provisions in Rule 18f-3 were sufficient to address any potential conflicts of interest, including (i) separate voting rights on matters in which the

[61]

See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Company Act Release No. 19955 (Dec. 13, 1993) (proposing release) (citing Investment Trusts and Investment Companies: Hearings on S.3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 26575, 1025-37 (1940)).

[62]	See supra note 25.

[63]	In the Matter of the Application of Vanguard Index Funds, The Vanguard Group, Inc., and Vanguard Marketing Corporation, File No. 812-12094 (July 12, 2000) at 47.

Page 18 of 32 sequentially numbered pages (including exhibits)

interests of one class differ from the interests of any other class, and (ii) exclusive voting rights on any matters relating solely to the arrangement of that class.64

Applicants have identified six differences between Mutual Fund Shares and ETF Shares in the Hybrid Structure. As was the case with respect to Vanguard’s application, Applicants do not believe any of the below differences would lead to the abuses Section 18 was designed to address or present material conflicts of interests that cannot be addressed by the provisions of Rule 18f-3 and the conditions proposed by Applicants:

1.

First, Mutual Fund Shares will be individually redeemable while ETF Shares will be redeemable in Creation Units. Although the nature of the redemption feature is different, both Mutual Fund Shares and ETF Shares are redeemable. As described by the Commission in the Rule 6c-11 Adopting Release, unlike prior exemptive orders, “which have provided exemptions from the definitions of ‘redeemable security’ in section 2(a)(32) and ‘open-end company’ in section 5(a)(1), rule 6c-11 will not provide exemptions from these definitions. Instead, we believe that it is more appropriate for the rule to address these questions of status by classifying ETF shares as ‘redeemable securities.’ Thus, any ETF that relies on the rule’s conditions and requirements will be subject to requirements imposed under the Act and our rules that apply to open-end funds.”[65] As acknowledged by the Commission following its vast experience with ETFs, both Mutual Fund Shares and ETF Shares are redeemable and, although their redemption features are different, Applicants do not believe that this results in a material difference in the rights and obligations of shareholders of the different classes nor do such differences affect the rights and obligations of any other class. Further, the ETF Shares of a Fund will not be advertised or marketed as shares of an open-end investment company or mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that ETF Shares may not be individually redeemable and that holders of ETF Shares may acquire ETF Shares from a Fund and tender ETF Shares for redemption to a Fund in Creation Units.

2.

Second, ETF Shares will be tradable on an Exchange while Mutual Fund Shares will not. Applicants do not believe that this is a material difference between the classes as investors in both classes may sell or purchase (i.e., trade) shares of the Fund at NAV (Mutual Fund Classes) or, due to the discipline of arbitrage opportunities in the secondary market, a market price close to NAV (ETF Classes).[66] Thus, Applicants do not believe this is a material difference in the rights and obligations of shareholders of the different classes nor do such differences affect the rights and obligations of any other class.

3.

Third, any Exchange Privilege will be limited to the Mutual Fund Class (i.e., the Exchange Privilege will not be offered to holders of ETF Shares of the Fund). Applicants note that the relief requested is to permit the Funds to access new distribution channels and investors. Accordingly, Applicants reserve the right for the Funds to permit the exchange of ETF Shares for Mutual Fund Shares once the ETF Class of a Fund reaches a comparable scale with the Mutual Fund Classes.[67] Further, any exchange will be at NAV in accordance with Rule 18f-3(f).

4.

Fourth, dividends of Mutual Fund Shares may be automatically reinvested in additional Mutual Fund Shares issued by a Fund at its NAV, while holders of ETF Shares may only participate in a dividend reinvestment plan to the extent their broker-dealers make available the DTC book-entry and/or broker-dealer sponsored

[64]	Id. at 46.

[65]	Adopting Release at 34-35.

[66]

As described by the Commission, “only authorized participants can purchase and redeem shares directly from an ETF at NAV per share and only in creation unit aggregations. Because authorized participants (and other market participants transacting through an authorized participant) can take advantage of disparities between the market price of ETF shares and NAV per share, they may be in a different position than investors who buy and sell individual ETF shares only on the secondary market. However, if the arbitrage mechanism is functioning effectively, entities taking advantage of these disparities in market price and NAV per share move the market price to a level at or close to the NAV per share of the ETF. The final rule will provide exemptions from section 22(d) and rule 22c-1 because we believe this arbitrage mechanism—and the conditions in this rule designed to promote a properly functioning arbitrage mechanism—have adequately addressed, over the significant operating history of ETFs, the potential concerns regarding shareholder dilution and unjust discrimination that these provisions were designed to address.” Adopting Release at 39-40 (emphasis added) (citations omitted).

[67]

In the event that the Exchange Privilege is expanded to permit holders of ETF Shares to exchange ETF Shares for Mutual Fund Shares, such Exchange Privilege would be subject to determining Mutual Fund share class eligibility.

dividend reinvestment service. Applicants note that this is not a material difference in the rights and obligations of shareholders of the different classes nor do such differences affect the rights and obligations of any other class. Further, this is not a difference that implicates the policy concerns raised by the Commission when it adopted Rule 18f-3, as further discussed below.

5.

Fifth, although all share classes of a Fund will declare dividends on the same schedule (e.g., monthly, quarterly, annually), it is currently expected that the dividend declaration date for Mutual Fund Shares will be the ex-dividend date, whereas due to Exchange requirements, the declaration date for ETF Shares is expected to be one business day before the ex-dividend date (although it is possible that changes to Exchange requirements could alter this approach for ETF Shares and possibly result in no difference between ETF Shares and Mutual Fund Shares in this regard). Applicants note that this is not a material difference in the rights and obligations of shareholders of the different classes nor do such differences affect the rights and obligations of any other class. Further, this is not a difference that implicates the policy concerns raised by the Commission when it adopted Rule 18f-3, as further discussed below.

6.

Sixth, while all share classes of a Fund will pay dividends on the same schedule (e.g., monthly, quarterly, annually), the payment date for the Mutual Fund Shares is expected to be by the business day after the ex-dividend date, whereas the payment date for ETF Shares is expected to be several days after the ex-dividend date. Applicants note that this is not a material difference in the rights and obligations of shareholders of the different classes nor do such differences affect the rights and obligations of any other class. Further, this is not a difference that implicates the policy concerns raised by the Commission when it adopted Rule 18f-3, as further discussed below.

2.	Addressing Policy Concerns under Section 18 and Rule 18f-3

Applicants do not believe that the differences in class rights noted above implicate the concerns at which Section 18 is directed - i.e., excessive leverage, conflicts of interest, and investor confusion.

A.  Leverage. The issuance of classes of shares with different rights and obligations, and different dividend declaration and payable dates, does not create any opportunity for leverage.68

B.  Conflicts of Interest. In issuing the Vanguard Orders, the Commission recognized that the differences in the rights and obligations between the classes in the Hybrid Structure did not create conflicts of interest other than those that could arise in any multi-class arrangement. Further, it acknowledged that Rule 18f-3 contains provisions designed to minimize or eliminate potential conflicts between classes, such as requiring separate approval on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and requiring the use of certain formulas for allocating income, gains and losses, and appreciation and depreciation. Under this framework, the Hybrid Structure has successfully addressed conflicts of interest between classes and has become one of the prevalent types of registered investment companies in the asset management industry. The Funds will comply with these voting and allocation provisions. Applicants do not believe that potential conflicts of interest beyond those raised generally by a Hybrid Structure are raised specifically when classes have different timing of dividend declaration and payment dates, differences in the availability of a dividend reinvestment plan, and, in some cases, different exchange rights.

(i)	Cross-Subsidization.

As discussed above in section IV, the Commission has expressed concern in the context of the Adopting Release that the cash flows associated with Mutual Fund Classes could impact a Fund’s portfolio, generating costs that shareholders of all classes, including the ETF Class, would share. This potential for “cross-subsidization” between the classes might be viewed as a potential conflict between the classes. However, Applicants note that an inherent part of the mutual fund structure is the fact that some investors in the mutual fund will transact with the mutual fund more

[68]

In the Rule 18f-3 proposing release, the Commission recognized that “[m]ultiple class funds do not involve leverage because each class represents interests in the same portfolio of investments and participates in all of the portfolio’s gains and losses.” Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Company Act Release No. 19955 (Dec. 13, 1993) (proposing release) at 12-13.

Page 20 of 32 sequentially numbered pages (including exhibits)

frequently than others, which may generate transaction costs and tax realizations that are experienced by all shareholders, including non-transacting shareholders. In this regard, the creation of an ETF Class could permit shareholders that wish to purchase and sell shares on a more frequent basis to do so through secondary market trading of ETF Shares rather than through purchases and redemptions of Mutual Fund Shares. Because such secondary market transactions would not impact the portfolio of a Fund, the existence of the ETF Class could reduce transaction costs and adverse tax consequences for the Fund as a general matter, a benefit that would be shared by all Fund shareholders.69

Applicants also note that the sharing of portfolio transaction costs and tax realizations at the portfolio level is a characteristic of all multi-class funds that operate under Rule 18f-3. For example, even though different classes may be offered to different types of investors that may have different levels of transaction activity or different transaction sizes (e.g., institutional investors, retail investors), Rule 18f-3 does not seek to isolate the portfolio transaction costs or any tax realizations caused by cash inflows and outflows to the specific class “responsible” for that transaction activity. Instead of seeking to allocate such costs, Rule 18f-3 requires that the Board, including a majority of the Independent Directors, determine that the multi-class plan for the Fund is in the best interests of each class individually and of the Fund as a whole. Thus, Rule 18f-3 recognizes that the overall benefits to a Fund and its share classes of a mutualized structure outweigh potential conflicts among the classes from time to time. Those potential conflicts are manageable and disclosed to investors in advance of their investment decisions. As with all funds that have adopted a multi-class plan, the Board will monitor allocations under the plan to guard against cross-subsidization.

In light of the Commission’s concerns, Applicants propose several conditions to the requested relief that will help ensure that the Adviser and the Board, including the Independent Directors, are keenly focused on any cross-subsidization issues as an initial and ongoing matter.

(ii)	Potential differences resulting from different classes declaring dividends on different days.

Although Mutual Fund Shares and ETF Shares may both pay dividends, the dividend declaration date for Mutual Fund Shares is expected to be the ex-dividend date and, in certain cases, can be automatically and immediately reinvested in additional Mutual Fund Shares at the NAV on the ex-dividend date, while the declaration date for ETF Shares is expected to be one business day before the ex-dividend date.70 Applicants expect that the difference in the dates on which dividends of Funds are declared for Mutual Fund Shares and ETF Shares will be due solely to Exchange rules applicable to ETFs, not to the intent of management to adopt specific measures that could be favorable to one class and prejudicial to another. Applicants note that they do not expect that there will be an economic impact on a particular share class as a result of this difference in dividend declaration dates.

(iii)	Potential differences resulting from different classes paying/reinvesting dividends on different days.

Although Mutual Fund Shares and ETF Shares may both pay dividends, the payment date for Mutual Fund Shares is expected to be by the business day after the ex-dividend date while the payment date for ETF Shares is expected to be several days after the ex-dividend date. Thus, while shareholders in the Mutual Fund Class who wish to reinvest their dividends will be able to do so on the ex-dividend date, shareholders in the ETF Class who wish to reinvest their dividends will not be able to reinvest their dividends until several days later.71 The delay between the ex-dividend date and the payment/reinvestment date occurs for all ETFs, whether they are standalone ETFs or part of the Hybrid Structure, and regardless of whether an ETF shareholder elects to reinvest dividends.

As a result of the difference in when dividends are paid, Mutual Fund Class shareholders who reinvest dividends will be continuously invested, while ETF Class shareholders who reinvest will be “out of the market” for

[69]	The addition of an ETF Class would also externalize costs associated with investment flows from authorized participants.

[70]

Applicants note, however, that under applicable Maryland law to which certain Funds are subject, the Funds could declare the dividend for all classes on the same date. Once authorized and declared all shareholders would have the same rights as to the dividend.

[71]

Applicants note, however, once the dividend is authorized and declared the shareholder generally has an enforceable right to the dividend amount and an ETF shareholder could place orders for additional shares based on that right.

Page 21 of 32 sequentially numbered pages (including exhibits)

several days with respect to the amount of the dividend. This difference will affect the relative performance of the classes because, during the period when the dividend is out of the market, ETF Class shareholders will not receive income or experience appreciation or depreciation on the amount of the dividend. Applicants do not believe that this economic difference will be significant.

Further, Applicants do not believe that this difference between Mutual Fund Classes and ETF Classes resulting from the different dividend payment schedules is inconsistent with the purposes underlying Section 18 of the Act for the following reasons:

•	As noted above, Applicants do not believe the potential performance difference will be significant.

•

Applicants do not believe that the potential performance difference will consistently favor one class over the other. Because share prices may move up or down, the payment delay experienced by ETF Class shareholders may help or hurt investment performance depending upon market conditions.

•

Section 18 does not guarantee equality of performance among different classes of the same Fund. Indeed, different classes will always have different performance as a result of the different expense ratios that apply to the classes. Typically, those performance differences are far greater than the performance differences that will result from different classes having different dividend payment dates.

•

The use of different dividend payment dates is a necessary consequence of the fact that ETF Shares are exchange-traded while Mutual Fund Shares are not. The delay between the ex-dividend date and the payment date is an inherent feature of any ETF that investors must currently accept in order to obtain the other inherent features of the exchange-traded structure, such as intra-day trading.

•	The delay between the ex-dividend date and the payment date cannot be avoided; it would exist whether an ETF was structured as a separate share class of a multi-class fund or as a standalone fund.

(iv)	Potential inequitable voting power.

As noted, Section 18(i) provides that “every share of stock . . . issued by a registered management investment company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock.” Because shareholders of each Fund have voting rights based on the number of shares owned, and because the shareholders in the Mutual Fund Class may be able to reinvest dividends sooner than shareholders in the ETF Class, each Mutual Fund Class shareholder could obtain more voting power than an ETF Class shareholder in the days immediately following an ex-dividend date.

Applicants believe that their proposed treatment of voting rights meets the standards of Section 18(i) because every share issued by the Funds will have equal voting rights in that each share will be entitled to one vote per share and a fractional vote per fractional share. While the voting power of a Mutual Fund Class shareholder arguably could be different due to the ability to reinvest dividends more quickly, voting power and voting rights are not necessarily the same thing.72 Even if one takes the position that the classes have different voting rights as a result of their different dividend policies, Applicants’ proposal merits an exemption from Section 18(i) because, given the immaterial difference in voting power between the classes, it is extremely unlikely that the outcome of a proxy vote would ever be affected.

C.  Investor Confusion. With respect to the issue of investor confusion, this is a historical concern that is no longer an issue given vast investor experience with and use of ETFs. However, Applicants intend to take numerous steps that Applicants believe will minimize or eliminate any potential for investor confusion with the Hybrid Structure. At the outset, Applicants believe the potential for confusion is very limited. Applicants note that ETFs have been in existence for more than 30 years, and some ETFs are so popular that they consistently are among the highest

[72]	See e.g., Saba Cap. Cef Opportunities 1, Ltd. v. Nuveen Floating Rate Income Fund, 88 F.4th 103 (2d Cir. 2023).

Page 22 of 32 sequentially numbered pages (including exhibits)

volume securities on the Exchange on which they trade. When the Commission first approved this Hybrid Structure in 2000, there were only 80 ETFs with approximately $66 billion in combined assets.73 Today, there are more than 2700 ETFs in the United States alone with combined assets of approximately $6.4 trillion.74 This is an asset category that is widely used and understood by investors and other market participants. Given the depth and breadth of the ETF market, Applicants believe that investors are familiar with the concept of ETF shares and understand the fundamental differences between them and conventional mutual fund shares, regardless of whether the ETF shares are issued by ETFs or through ETF classes. As the Commission noted in the Adopting Release, “ETF investors have grown familiar with ETFs and the fundamental distinctions between ETFs and mutual funds,” and the Commission therefore determined that Rule 6c-11 did not need to include special disclosure requirements to highlight the ways in which mutual funds and ETFs differ.75

Two recent Commission actions further address the issue of any potential investor confusion with the Hybrid Structure. First, even though Rule 6c-11 does not include exemptive relief to permit ETF Classes, the Commission did consider the disclosure requirements that apply to ETF Classes at the time of the rulemaking, and its amendments to Form N-1A regarding ETF trading costs apply equally to ETFs and ETF Classes.76 In addition, pursuant to a 2022 Commission rulemaking, shareholder reports are required to present information related to each class of a fund separately, rather than aggregating all fund information.77 Further, there will be separate prospectuses for a Fund’s ETF Shares and Mutual Fund Shares.

Applicants also believe that it is extremely unlikely that any investor acquiring ETF Shares through market transactions or through the Exchange Privilege, when available, will do so without understanding the differences between the classes. With respect to market transactions, ETF Shares are sold through Financial Intermediaries who would help investors distinguish between the classes. And with respect to the Exchange Privilege, since an investor would make an exchange only if the investor wanted to own shares with different characteristics, the investor would be proactively initiating a transaction based on such differences. Here again, we believe that Financial Intermediaries that could help explain differences between the classes.

Notwithstanding the limited potential for confusion, Applicants will take further steps to ensure that investors have the information necessary to understand the differences between Mutual Fund Shares and ETF Shares.

•

Different products, different names. All references to the ETF Shares will use a generic term such as “ETF” in connection with such shares, or a form of trade name, as determined by the Adviser, indicating that the shares are exchange-traded, rather than the Fund name.

•

Disclosure about the Exchange Privilege in the Mutual Fund Shares Prospectus. To the extent Mutual Fund Shares may be converted into ETF Shares as part of an Exchange Privilege, a Fund’s Mutual Fund Shares prospectus will contain appropriate disclosure about the ETF Shares and the Exchange Privilege.

•	No reference to ETF Shares as a mutual fund investment. The ETF Shares will not be marketed as a mutual fund investment. Marketing materials may refer to ETF Shares as an interest in an

[73]	ETF Concept Release.

[74]	Statista, Number of Exchange Traded Funds (ETFs) in the United States from 2003 to 2022, available at https://www.statista.com/statistics/350525/number-etfs-usa/.

[75]	Adopting Release at 116.

[76]

Adopting Release at 124. The Commission’s disclosure amendments, among other things, (1) require ETFs to provide narrative disclosures that identify the costs associated with buying and selling ETF shares and direct investors to its website for more information, (2) allow an ETF that is not subject to Rule 6c-11 to disclose information regarding the ETF’s median-ask spread on its website or in its prospectus, and (3) require ETFs to provide disclosures regarding discounts and premiums on their websites. Adopting Release at 135-145.

[77]

Tailored Shareholder Reports for Mutual Funds and Exchange-Traded Funds; Fee Information in Investment Company Advertisements, Investment Company Act Release No. 34731 (Oct. 26, 2022). This change is intended to (1) make the reports more readable, as including multiple series, and multiple share classes of each series, in a single report has increased the length and complexity of the reports, (2) address the different fee structures involved in each share class, (3) make it easier for investors to identify which share class they own, and (4) make it easier for investors to assess the performance of each share class.

Page 23 of 32 sequentially numbered pages (including exhibits)

investment company or Fund but will not make reference to a “mutual fund” except to compare or contrast the ETF Shares with Mutual Fund Shares. Where appropriate, there may be express disclosure that ETF Shares are not a mutual fund product.

•

Disclosure regarding dividends. The prospectus for each Fund’s ETF Shares will disclose, to the extent applicable, that distributions in cash may be reinvested automatically in additional whole shares only if the broker through whom the investor purchased shares makes such option available. Further, the prospectus for each Fund’s ETF Shares will disclose, to the extent applicable, that reinvestment of dividends (if available and elected) may not occur until several days after the ex-dividend date.

Applicants believe that the efforts outlined above will ensure that interested investors have the information necessary to understand the differences between Mutual Fund Shares and ETF Shares.

d.	Precedent

As noted above, the Commission has granted the requested ETF Operational Relief and Share Class Relief on four previous occasions, as reflected in the Vanguard Orders.78 Although Applicants seek the same relief, Applicants have proposed different conditions to the relief that reflect the adoption of Rule 6c-11 and that address the concerns expressed by the Commission in the Adopting Release relating to ETF Class Relief. Applicants believe that the Adviser and the Board will be well-positioned to determine whether it is appropriate for a given Fund to offer both Mutual Fund Classes and an ETF Class and to evaluate this structure on an on-going basis, as required by the conditions.

The Commission also included relief similar to the requested Section 17 Relief for certain affiliates of ETFs when it adopted Rule 6c-11. Applicants seek similar relief for the Funds, the JPM ETFs and the JPM AP. The Commission has granted similar relief to permit affiliated broker-dealers to transact with affiliated funds in situations where the affiliated broker-dealer was a significant market participant.79 Applicants believe that the expanded relief request is “appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.”80

IX.	CONDITIONS

a.	Applicants agree that any order of the Commission granting the requested ETF Operational Relief and Share Class Relief will be subject to the following conditions:

1.

A Fund will operate an ETF Class as an “exchange-traded fund” in compliance with the requirements ofRule 6c-11 under the Act, except that a Fund will list only one class of its shares on an Exchange and also may offer an Exchange Privilege.

2.	A Fund will comply with Rule 18f-3 under the Act, except to the extent that the ETF Class and Mutual Fund Class have different rights and obligations as described in the Application.

3.

As required by Rule 18f-3, before the first issuance of a new share class, and before any material amendment of a written plan under Rule 18f-3 to include a new share class, a majority of the Board of each Fund, including a majority of the Independent Directors, will determine for each Fund, that operating a Fund as a Hybrid Structure and the expense allocation among the classes of Mutual Fund Shares and ETF Shares are

[78]	See supra notes 9, 14-16.

[79]

See, e.g., BofA Funds Series Trust, et al., Investment Company Act Releases Nos. 30590 (July 3, 2013) (notice) and 30638 (July 30, 2013) (order); BofA Funds Series Trust, et al., Investment Company Act Release Nos. 29741 (Aug. 1, 2011) (notice) and 29769 (Aug. 24, 2011) (order); Banc of America Fund Trust et al., Investment Company Act Release No. 28526 (Dec. 1, 2008) (notice) and 28573 (Dec. 29, 2008) (order) (the “BofA Order”); Morgan Stanley Investment Management, et al., Investment Company Act Release Nos. 28125 (notice) (Jan. 8, 2008) and 28150 (Feb. 13, 2008) (order).

[80]	BofA Order at 2.

Page 24 of 32 sequentially numbered pages (including exhibits)

in the best interests of each class individually and the Fund as a whole. The Fund will only utilize a share class structure when the Board determines that displaying the portfolio holdings on a daily basis would not negatively impact the shareholders of the Fund.

4.

To assist in the initial Board consideration of the adoption of the Hybrid Structure for a Fund, the Adviser will prepare a written report for the Board evaluating the appropriateness of the ETF Class and Mutual Fund Class in light of the investment strategy of the Fund.

5.

The Board will periodically, at a frequency determined by the Board (but no less frequently than annually) evaluate the Hybrid Structure of the Fund. To inform this evaluation, the Board of the Fund will receive a report from the Adviser that provides information that the Board deems necessary to assist its evaluation.

6.

Each Fund that issues an ETF Class and Mutual Fund Class will include appropriate disclosure in its registration statement regarding the key characteristics of, and any risks associated with, the Hybrid Structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.

b.	Applicants agree that any order of the Commission granting the requested Section 17 Relief will be subject to the following conditions:

1.

Applicants will not cause the Funds or JPM ETFs to transact with any of their affiliates in violation of Sections 17(a)(1) and (a)(2) of the Act, other than transactions between the Funds or JPM ETFs, on one hand, and the JPM AP, on the other hand, provided that such transactions are undertaken by JPM AP in its capacity as an Authorized Participant, or are undertaken pursuant to any other exemptions separately provided for by law.

2.

The Adviser, the Funds and the JPM ETFs will continue to transact with other Authorized Participants and will enter into an arm’s-length written agreement with the JPM AP to place orders for the purchase and redemption of Creation Units on substantially the same terms and conditions as such Fund’s or JPM ETF’s other Authorized Participants. Such arm’s-length written agreement will require the JPM AP to (i) purchase and redeem Creation Units on the same terms and conditions as other ETFs with which the JPM AP transacts, and (ii) implement policies and procedures to address potential conflicts of interest that may arise from transacting with the affiliated Funds and JPM ETFs.

3.

The Adviser, the Funds and the JPM ETFs will update relevant policies and procedures and disclosures to (i) require that the JPM AP purchase and redeem Creation Units on the same terms and conditions as other Authorized Participants; and (ii) address potential conflicts of interests that may arise from transacting with the JPM AP in its capacity as an Authorized Participant, including actions to mitigate those conflicts.

4.

The Adviser, the Funds and the JPM ETFs will adopt and implement and the Boards of the Funds and JPM ETFs, including a majority of their Independent Directors, will approve and periodically review reasonably designed guidelines for the applicable Fund or JPM ETF and the Adviser to make certain that the Basket transactions with the JPM AP pursuant to the Section 17 Relief comply with the terms and conditions set forth herein.

5.

The Board will periodically, at a frequency determined by the Board of the applicable Fund or JPM ETF (but no less frequently than annually), evaluate the applicable Fund’s or JPM ETF’s transactions with Authorized Participants to ensure that the JPM AP is not treated differently from other Authorized Participants and that the applicable Fund’s or JPM ETF’s participation in such transactions continues to be in the best interests of the shareholders of such Fund or JPM ETF. To inform this evaluation, the Board of each Fund or JPM ETF will consider the information on Authorized Participants disclosed in the Form N-CEN of the applicable JPM ETF or Fund.

6.	The Adviser, the Funds and the JPM ETFs, will operate on a separate side of appropriate information barriers from the JPM AP. The barriers will include the following characteristics:

Page 25 of 32 sequentially numbered pages (including exhibits)

a.

The compensation of persons assigned to the Adviser (i.e., executive, administrative or investment personnel) will not depend on the volume or nature of Basket transactions effected by the JPM AP with the Funds or JPM ETFs, except to the extent that such trades may affect the profits and losses of the Funds and JPM ETFs as a whole.

b.

The Funds and JPM ETFs will not share with the JPM AP any of the respective profits or losses on Basket transactions effected by the JPM AP, except to the extent that such profits and losses affect the general firm-wide compensation of JPMorgan Chase & Co. and its subsidiaries as a whole.

X.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application. The authorizations of Applicants, including the resolutions of Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the Act are included as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the Act are included as Exhibits B-1 through B-2 to this Application.

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is 277 Park Avenue, New York, New York 10172, and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.

XI.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Sections 6(c) and 17(b) of the Act granting the relief requested in the Application. Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the Act. In addition, Applicants submit that the terms of the proposed transactions are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transactions are consistent with the policy of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the Act.

Page 26 of 32 sequentially numbered pages (including exhibits)

Applicants have caused this Application to be duly signed on their behalf on November 25, 2024.

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Brian S. Shlissel
Name: Brian S. Shlissel
Title: Managing Director

JPMORGAN TRUST I
JPMORGAN TRUST II
JPMORGAN TRUST IV
J.P. MORGAN EXCHANGE-TRADED FUND TRUST
J.P. MORGAN FLEMING MUTUAL FUND GROUP, INC.
J.P. MORGAN MUTUAL FUND INVESTMENT TRUST
UNDISCOVERED MANAGERS FUNDS

By:	/s/ Brian S. Shlissel
Name: Brian S. Shlissel
Title: President

Page 27 of 32 sequentially numbered pages (including exhibits)

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-2	Authorizations
Exhibits B-1 through B-2	Verifications

Page 28 of 32 sequentially numbered pages (including exhibits)

Exhibit A-1

AUTHORIZATION

JPMORGAN TRUST I

JPMORGAN TRUST II

JPMORGAN TRUST IV

J.P. MORGAN EXCHANGE-TRADED FUND TRUST

J.P. MORGAN FLEMING MUTUAL FUND GROUP, INC.

J.P. MORGAN MUTUAL FUND INVESTMENT TRUST

UNDISCOVERED MANAGERS FUNDS

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended (the “Act”), Brian S. Shlissel, in his capacity as President of each of JPMorgan Trust I, JPMorgan Trust II, JPMorgan Trust IV, J.P. Morgan Exchange-Traded Fund Trust, J.P. Morgan Fleming Mutual Fund Group, Inc., J.P. Morgan Mutual Fund Investment Trust and Undiscovered Managers Funds (each, a “Trust,” and collectively, the “Trusts”), states that all actions necessary to authorize the execution and filing of this Application on behalf of each Trust have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trusts pursuant to his general authority as President of each Trust and pursuant to the following resolutions adopted by the Board of Trustees of the Trusts on November 21, 2024:

WHEREAS, based on information provided by management, the Board of Trustees of each of the Trusts deems it appropriate to seek exemptive relief from the Securities and Exchange Commission (“SEC”) that would (i) allow series of the Trusts to offer a class of exchange-traded shares in addition to classes of mutual fund shares or offer one or more classes of mutual fund shares in addition to a class of exchange-traded fund shares, as applicable and (ii) allow certain affiliates of the Trusts and various exchange-traded funds advised by J.P. Morgan Investment Management Inc. (“JPM ETFs”) to create and redeem creation units of the Trusts and JPM ETFs as an Authorized Participant as defined in Rule 6c-11(a)(1) under the Act.

RESOLVED, that the officers of the Trusts be, and each hereby is, authorized to prepare and file with the SEC an application for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c) of the Act for an exemption from Sections 2(a)(32), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act to permit certain existing and future series of the Trusts (and affiliated open-end management investment companies or series thereof) to offer a class of exchange-traded fund shares in addition to classes of mutual fund shares or offer one or more classes of mutual fund shares in addition to a class of exchange-traded fund shares, as applicable;

FURTHER RESOLVED, that the appropriate officers of the Trusts and their designees be, and they hereby are, authorized to take all such actions and to execute and deliver all such documents, including any filings with the SEC or other entities, as they may deem necessary or desirable to obtain the exemptive order;

FURTHER RESOLVED, that the appropriate officers of the Trusts and their designees be, and they hereby are, authorized and directed to do and perform any and all further acts and things that are necessary or appropriate to carry out the foregoing resolutions.

/s/ Brian S. Shlissel
Name:	Brian S. Shlissel
Title:	President

Dated: November 25, 2024

Page 29 of 32 sequentially numbered pages (including exhibits)

Exhibit A-2

AUTHORIZATION

J.P. MORGAN INVESTMENT MANAGEMENT INC.

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, Brian S. Shlissel, in his capacity as Managing Director of J.P. Morgan Investment Management Inc., states that all actions necessary to authorize the execution and filing of this Application on behalf of J.P. Morgan Investment Management Inc. have been taken, and the person signing and filing this document is authorized to do so on behalf of J.P. Morgan Investment Management Inc.

/s/ Brian S. Shlissel
Name:	Brian S. Shlissel
Title:	Managing Director

Dated: November 25, 2024

Page 30 of 32 sequentially numbered pages (including exhibits)

Exhibit B-1

VERIFICATION

JPMORGAN TRUST I

JPMORGAN TRUST II

JPMORGAN TRUST IV

J.P. MORGAN EXCHANGE-TRADED FUND TRUST

J.P. MORGAN FLEMING MUTUAL FUND GROUP, INC.

J.P. MORGAN MUTUAL FUND INVESTMENT TRUST

UNDISCOVERED MANAGERS FUNDS

The undersigned states that he has duly executed the attached Application for and on behalf of JPMorgan Trust I, JPMorgan Trust II, JPMorgan Trust IV, J.P. Morgan Exchange-Traded Fund Trust, J.P. Morgan Fleming Mutual Fund Group, Inc., J.P. Morgan Mutual Fund Investment Trust and Undiscovered Managers Funds (collectively, the “Applicants”), that he is the President of each of the Applicants and as such is authorized to sign this Application on their behalf, and that all actions taken by officers and other persons necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with this Application and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Brian S. Shlissel
Name:	Brian S. Shlissel
Title:	President

Dated: November 25, 2024

Page 31 of 32 sequentially numbered pages (including exhibits)

Exhibit B-2

VERIFICATION

J.P. MORGAN INVESTMENT MANAGEMENT INC.

The undersigned states that he has duly executed the attached Application for and on behalf of J.P. Morgan Investment Management Inc., that he is the Managing Director of J.P. Morgan Investment Management Inc. and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with this Application and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Brian S. Shlissel
Name:	Brian S. Shlissel
Title:	Managing Director

Dated: November 25, 2024

Page 32 of 32 sequentially numbered pages (including exhibits)